FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 July 2010

GRUPO FINANCIERO HSBC, S.A. DE C.V.

FIRST HALF 2010 FINANCIAL RESULTS - HIGHLIGHTS

•    Net income for the first half of 2010 was MXN1,047 million, an increase of MXN398 million or 61.3 per cent compared with MXN649 million for the same period in 2009.

•    Net income before tax for the first half of 2010 was MXN634 million, an increase of MXN426 million or 204.8 per cent compared with MXN208 million for the same period in
  2009.

•    Total operating income for the first half of 2010 was MXN10,419 million, an increase of MXN972 million or 10.3 per cent compared with MXN9,447 million in the same period in
  2009.

•    Loan impairment charges for the first half of 2010 were MXN5,291 million, a decrease of MXN3,527 or 40.0 per cent compared with MXN8,818 million for the same period in
      2009.

•    Net loans and advances to customers were MXN144.0 billion at 30 June 2010, a decrease of MXN3.1 billion or 2.1 per cent compared with MXN147.1 billion at 30 June 2009.
  Total impaired loans as a percentage of gross loans and advances to customers improved to 4.2 per cent from 6.4 per cent compared with 30 June 2009 and the coverage ratio was 158.1 per cent compared with 126.5 per cent at 30 June 2009.

•    Deposits were MXN231.4 billion at 30 June 2010, an increase of MXN11.1 billion or 5.0 per cent compared with MXN220.3 billion at 30 June 2009.

•    Return on equity was 4.4 per cent for the first half of 2010, compared with 3.6 per cent for the same period in 2009.

•    At 30 June 2010, the bank's capital adequacy ratio was 16.6 per cent and the tier 1 capital ratio was 12.9 per cent, compared with 13.4 per cent and 9.7 per cent respectively at
  30 June 2009.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 June 2010) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

Mexico's GDP growth forecast for 2010 has been revised upwards to 4.4 per cent from 3.6 per cent, following better than expected first quarter GDP growth and improvements in other economic indicators such as the Manufacturing and Non-Manufacturing Purchasing Managers Indexes. These data confirm the improving outlook for the Mexican economy. The Mexican peso appreciated to 12.8 to the US dollar from 13.1 at the end of 2009.

Headline and core inflation pressures are expected to be benign for the remainder of 2010.  Monetary tightening is now expected to begin in early 2011 instead of late 2010. Interest rates are expected to rise in the first half of 2011 and are forecast to increase by 100 basis points to 5.5 per cent by the end of the year.

During the first half of 2010, Grupo Financiero HSBC maintained its strategy to become the best bank for its clients, shareholders and employees. The bank  consolidated measures introduced in previous years to improve the asset quality of its credit portfolios and lay the foundations for future business growth. Cautious risk management, strong collections and capital strength continue to be key pillars supporting this period's performance. With improving customer service continuing to be a principle objective, as of the end of June, branch opening hours have been standardized, providing convenient service schedules for all our customers. Early indications from customer satisfaction surveys show that this standardization has been well received.

In the first half of 2010, Grupo Financiero HSBC's net income was MXN1,047 million, an increase of MXN398 million or 61.3 per cent compared with the same period in 2009. Key factors contributing to the improvement are the reduction in loan impairment charges and higher net income from subsidiaries.  These two factors more than offset the effect of lower revenues when compared with the same period in 2009.

Net interest income was MXN10,407 million, a decrease of MXN280 million or 2.6 per cent compared with the same period in 2009. This reduction was mainly due to lower margins on customer deposits as a result of lower interest rates, and lower consumer portfolio volumes, particularly credit cards. This has been partially offset by net interest income generated through available for sale securities positions.

Loan impairment charges were MXN5,291 million, a decrease of MXN3,527 million or 40.0 per cent when compared with the same period in 2009.  Lower portfolio volumes, particularly in consumer lending, improved credit quality of originations and enhanced collections practices have played a significant role in bringing about this improvement. The decrease in loan impairment charges was achieved despite MXN448 million of additional reserve requirements resulting from local regulatory changes in the methodology for calculating provisions for consumer loans introduced in the third quarter of 2009.

Risk adjusted net interest income was MXN5,116 million, up by MXN3,247 million or 173.7 per cent when compared with MXN1,869 million for the same period in 2009.

Net fee income was MXN4,013 million, a decrease of MXN1,048 million or 20.7 per cent compared with the same period in 2009. This decrease was driven by lower credit card fees as a result of lower portfolio volumes, lower transactional volumes from payments and cash management and a reduction in account management fees.

Trading income was MXN815 million, a decrease of MXN1,339 million or 62.2 per cent compared with the same period in 2009. This decrease is due to an extraordinary first half in 2009 in foreign exchange and debt trading as a result of the extreme market volatility experienced during the financial crisis. In the first half of 2010, market conditions have lead to lower foreign exchange and less debt trading operations, this has been partially offset by an increase in securities sales.

Administrative and personnel expenses were MXN11,219 million, an increase of MXN607 million or 5.7 per cent compared with the same period in 2009. This increase is mainly due to higher personnel costs, as a result of an increase in headcount and expenditure related to infrastructure and technology and regional operations.

The performance of non-banking subsidiaries, particularly HSBC Seguros, contributed positively to the bank's results, reporting a net profit of MXN 608.8 million at 30 June 2010, an increase of 12.5 per cent compared with the same period in 2009. The higher results were driven by growth in net premium income, mainly as a result of the sale of individual life products (T-5), which reported a 12 per cent increase when compared to June 2009 and increased sales of a life endowment product launched in the second half of 2009. Additionally, claims have decreased 6 per cent when compared to June 2009, particularly in individual life products, where claims reported an 18 per cent decrease when compared to the same period in 2009. Tight expense control has also contributed to the results.

Net loans and advances to customers decreased MXN3.1 billion or 2.1 per cent to MXN144.0 billion at 30 June 2010 compared with 30 June 2009. This decrease is consistent with Grupo Financiero HSBC's strategy of prudent credit origination criteria, and reflects subdued demand for credit in the financial system as a whole. Growth in lending to financial institutions and government entities partially offset reductions in other credit portfolios.

Total impaired loans decreased by 37.8 per cent to MXN6.4 billion at 30 June 2010 when compared with 30 June 2009, mainly due to a 60.8 per cent reduction in non-performing consumer loans. Total impaired loans as a percentage of gross loans and advances to customers improved to 4.2 per cent from 6.4 per cent at 30 June 2009.

Total loan loss allowances at 30 June 2010 were MXN10.1 billion, a decrease of MXN2.9 billion or 22.2 per cent when compared with 30 June 2009. The total coverage ratio (allowance for loan losses divided by impaired loans) was 158.1 per cent at 30 June 2010, when compared with 126.5 per cent at 30 June 2009.

Total deposits were MXN231.4 billion at 30 June 2010, an increase of MXN11.1 billion or 5.0 per cent when compared with 30 June 2009. This increase is due to the Bank's focus on strengthening the deposit base through promoting competitive deposit product offerings. Demand deposits increased MXN9.1 billion or 7.7 percent to MXN126.4 billion and time deposits increased MXN2.1 billion or 2.1 percent to MXN100.7 billion.

At 30 June 2010, the bank's capital adequacy ratio was 16.6 per cent when compared with 13.4 per cent at 30 June 2009. The tier 1 capital ratio was 12.9 per cent when compared with 9.7 per cent at 30 June 2009.  This increase is a result of the MXN8,954 million capital injection received in the fourth quarter of 2009.

In July 2010, Banco de Mexico announced new regulations limiting the fees that can be charged for various banking services. This is likely to have a significant impact on future fee income.

Business Highlights

Personal Financial Services (PFS)

During the first half of 2010, PFS implemented a series of strategies aimed at growing deposits in the affluent segment and prudent reactivation of credit growth, while continuing with the rollout of the branch renovation programme.

Mutual funds sales volumes have increased following a targeted marketing campaign to promote the awareness and benefits of investing in HSBC's mutual funds, complemented by a focus by Premier Relationship Managers on sales.

Payroll accounts increased as a result of the implementation of a number of sales-focused activities across a number of commercial sectors, assisted by product enhancement - Escudo Total - and delivery through a dedicated implementation service team. These actions, coupled with a World Cup promotion campaign drove an increase in checking and savings accounts ("Flexible", "Ahorro" and "La Efectiva") during the first half of 2010. In addition, significant improvements to the account opening process were implemented at the beginning of the year.

Market consumer lending activity remained subdued in the first half of 2010. The Bank prudently increased credit card sales and implemented a number of activities and promotions to targeted credit card customers including interest-free periods, balance transfer offers, preferential interest rates and cash advance offers. The Premier MasterCard World Elite card was launched at the beginning of the year to provide Premier customers with a best in class credit card proposition.

Special focus has also been given to increasing payroll loan sales, including a six- month interest free period promotion. The increased sales are being supported by strengthened credit origination processes and prudent credit risk policies to ensure high credit quality standards are maintained.

Commercial Banking

During the first half of 2010, Commercial Banking has focused on supporting customers with their business plans, resulting in 29 per cent growth in the credit portfolio and 19 per cent growth in deposits, compared with 30 June 2009.

Business Banking continues to be one of the business's top priorities and a specialized sales force has been established for this segment. Enhancements have been made to our credit product offerings, particularly for long-standing customers, that are aimed at increasing our credit portfolio while at the same time strengthening credit quality.

Commercial Banking continued its strategy of targeting states and municipalities through providing specialized training to our executives and strengthening our regional presence in this segment.

Global Banking and Markets

Global Markets achieved strong results for the first half of 2010, driven by Balance Sheet Management. This was mainly due to the successful risk management strategy of repositioning within the yield curve in anticipation of the delay to the timing of interest rate increases.

Trading results were lower compared to the same period in 2009 due to less favorable market conditions. During the first half of 2010, HSBC was ranked fourth in the Banco de Mexico Primary Dealers league table.

Debt Capital Markets has been actively involved in transactions that have re-opened the local debt markets. In the midst of a period of low investor sentiment, the bank proved that the market was still open for blue-chip issuers such as PEMEX, Liverpool, INFONAVIT and GMAC Mexicana.  This helped the bank achieve second position in the Mexican debt issuance league tables.

HSBC's local and worldwide Global Banking business expertise, market intelligence, and seamless execution, resulted in deals such as Pemex (deal of the year of Trade Finance Magazine and Global Trade Review). Global Banking also executed advisory deals for top tier local corporate customers, highlighting the strength of the newly developed HSBC Latin America Advisory platform.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is one of the leading financial groups in Mexico with 1,186 branches, 6,479 ATMs, approximately eight million customer accounts and more than 19,500 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London
Patrick McGuinness	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0111	Telephone: +44 (0)20 7992 1938

Mexico City
Roy Caple	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 June	30 June	30 June	30 June
	2010	2009	2010	2009
Assets

Cash and deposits in banks	46,590	65,346	46,590	65,346

Margin accounts	3	3,997	3	3,997

Investment in securities	161,953	126,999	160,384	126,442
Trading securities	57,463	73,990	56,639	73,903
Available-for-sale securities	96,223	43,989	95,478	43,519
Held to maturity securities	8,267	9,020	8,267	9,020

Repurchase agreements	-	798	-	798

Derivative transactions	27,829	31,368	27,829	31,368

Performing loans
Commercial loans	64,781	70,184	64,781	70,184
Loans to financial intermediaries	11,979	7,832	11,979	7,832
Consumer loans	27,306	36,564	27,306	36,564
Mortgage loans	19,477	19,287	19,477	19,287
Loans to government entities	24,207	16,003	24,207	16,003
Total performing loans	147,750	149,870	147,750	149,870
Impaired loans
Commercial loans	1,857	2,425	1,857	2,425
Loans to government entities	-	-	-	-
Consumer loans	2,325	5,930	2,325	5,930
Mortgage loans	2,226	1,947	2,226	1,947
Total impaired loans	6,408	10,302	6,408	10,302
Gross loans and advances to customers	154,158	160,172	154,158	160,172
Allowance for loan losses	(10,134)	(13,033)	(10,134)	(13,033)
Net loans and advances to customers	144,024	147,139	144,024	147,139
Benefits to be received from trading operations	-	257	-	257
Other accounts receivable	28,565	15,396	28,616	15,241
Foreclosed assets	165	134	165	134
Property, furniture and equipment, net	7,736	6,583	7,736	6,573
Long-term investments in equity securities	4,287	3,673	118	132
Deferred taxes	4,481	3,494	4,558	3,536
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	3,982	2,435	3,900	2,368
Total assets	432,364	410,368	423,923	403,331

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	30 June	30 June	30 June	30 June
	2010	2009	2010	2009
Liabilities

Deposits	231,396	220,278	231,570	220,987
Demand deposits	126,426	117,366	126,600	118,075
Time deposits	100,735	98,664	100,735	98,664
Issued credit securities	4,235	4,248	4,235	4,248

Bank deposits and other liabilities	16,767	22,602	16,767	22,602
On demand	5,194	1,967	5,194	1,967
Short-term	9,938	19,111	9,938	19,111
Long-term	1,635	1,524	1,635	1,524

Repurchase agreements	27,954	57,115	27,954	57,115
Settlement accounts	13,155	3,550	13,155	3,550
Collateral sold	14,264	6,934	14,264	6,934
Derivative transactions	31,376	29,572	31,376	29,572

Other payable accounts	37,674	24,289	37,408	23,988
Income tax and employee profit sharing payable	1,197	1,341	1,083	1,241
Sundry creditors and other accounts Payable	36,477	22,948	36,325	22,747

Subordinated debentures outstanding	10,160	8,932	10,159	8,932

Deferred credits	812	468	812	468

Total liabilities	383,558	373,740	383,465	374,148

Equity
Paid in capital	32,678	23,724	25,605	15,883
Capital stock	9,434	8,452	5,087	4,272
Additional paid in capital	23,244	15,272	20,518	11,611

Other reserves	16,125	12,900	14,850	13,297
Capital reserves	1,726	1,648	14,449	14,313
Retained earnings	13,058	11,582	-
Result from the mark-to-market of available-for-sale securities	607	(979)	477	(1,032)
Result from cash flow hedging transactions	(313)	-	(312)	--
Net income	1,047	649	236	16
Non-controlling interest	3	4	3	3
Total equity	48,806	36,628	40,458	29,183
Total liabilities and equity	432,364	410,368	423,923	403,331

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	30 June	30 June	30 June	30 June
	2010	2009	2010	2009
Memorandum Accounts

Guarantees granted	26	35	26	35
Contingent assets and liabilities	124	125	124	125
Irrevocable lines of credit granted	16,185	10,539	16,185	10,539
Goods in trust or mandate	277,105	238,917	277,105	238,917
Goods in custody or under administration	250,496	213,580	245,386	209,452
Collateral received by the institution	21,827	19,992	21,827	14,934
Collateral received and sold or delivered as guarantee	23,643	9,677	19,322	14,735
Third party investment banking operations, net	44,303	56,804	44,303	56,804
Amounts contracted in derivative operations	-	-	-	-
Integrated loan portfolio	-	-	-	-
Other control accounts	1,830,944	1,625,612	1,790,024	1,582,132
	2,464,653	2,175,281	2,414,302	2,127,673

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 June	30 June	30 June	30 June
	2010	2009	2010	2009

Interest income	14,391	16,943	14,367	16,846
Interest expense	(3,984)	(6,256)	(3,977)	(6,144)
Net interest income	10,407	10,687	10,390	10,702

Loan impairment charges	(5,291)	(8,818)	(5,291)	(8,818)
Risk-adjusted net interest income	5,116	1,869	5,099	1,884

Fees and commissions receivable	4,703	5,524	4,251	5,143

Fees payable	(690)	(463)	(670)	(511)

Trading income	815	2,154	811	2,149

Other operating income	475	363	475	363

Total operating income	10,419	9,447	9,966	9,028

Administrative and personnel expenses	(11,219)	(10,612)	(11,150)	(10,313)

Net operating income	(800)	(1,165)	(1,184)	(1,285)

Other income	2,044	1,949	2,129	1,881
Other expenses	(610)	(576)	(557)	(574)
Net other income	1,434	1,373	1,572	1,307
Net income before taxes	634	208	388	22

Income tax and employee profit sharing tax	(805)	(1,868)	(711)	(1,783)
Deferred income tax	567	1,736	549	1,754
Net income before subsidiaries	396	76	226	(7)

Undistributed income from subsidiaries	643	573	2	24
Income from ongoing operations	1,039	649	228	17

Non-controlling interest	8	-	8	(1)

Net income	1,047	649	236	16

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2010	32,678	1,648	11,582	(76)	(400)	1,554	3	46,989

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	78	1,476	-	-	(1,554)	-	-
Total	-	78	1,476	-	-	-1,554	-	-

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,047	-	1,047
Result from valuation of available-for-sale securities	-	-	-	683	-	-	-	683
Result from cash flow hedging transactions	-	-	-	-	87	-	-	87
Total	-	-	-	683	87	1,047	-	1,817
Total Balances at 30 June 2010	32,678	1,726	13,058	607	(313)	1,047	3	48,806

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders' Equity

BANK

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2010	25,605	14,313	-	(160)	(400)	136	3	39,497

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	136	-	-	-	(136)	-	-
Total	-	136	-	-	-	(136)	-	-

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	236	-	236
Result from valuation of available-for-sale securities	-	-	-	637	-	-	-	637
Result from cash flow hedging transactions	-	-	-	-	88	-	-	88
Total	-	-	-	637	88	236	-	961
Total Balances at 30 June 2010	25,605	14,449	-	477	(312)	236	3	40,458

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Jun 2010

Net income	1,047
Adjustments for items not involving cash flow:	5,493
Gain or loss on appraisal of activities associated with investment & financing	(104)
Allowances for loan losses	5,303
Depreciation and amortisation	681
Income Tax and deferred taxes	238
Undistributed income from subsidiaries	(625)

Changes in items related to operating activities:
Investment securities	(25,704)
Repurchase agreements	1,593
Derivative (assets)	(4,111)
Loan portfolio	190
Foreclosed assets	(3)
Operating assets	(20,857)
Deposits	(7,143)
Bank deposits and other liabilities	(8,089)
Creditors repo transactions	3,452
Collateral sold or delivered as guarantee	7,959
Derivative (liabilities)	4,244
Subordinated debentures outstanding	(61)
Other operating liabilities	22,435
Funds provided by operating activities	(26,095)

Investing activities:
Acquisition of property, furniture and equipment	(892)
Intangible assets acquisitions	(1,285)
Funds used in investing activities	(2,177)

Financing activities:
Increase/decrease in cash and equivalents	(21,732)
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	46,590

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows

BANK

Figures in MXN millions	31 Jun 2010

Net income	236
Adjustments for items not involving cash flow:	6,059
Gain or loss on appraisal of activities associated with investment & financing	(102)
Allowances for loan losses	5,303
Depreciation and amortisation	681
Income Tax and deferred taxes	162
Undistributed income from subsidiaries	15

Changes in items related to operating activities:
Investment securities	(25,763)
Repurchase agreements	1,593
Derivative (assets)	(3,818)
Loan portfolio	190
Foreclosed assets	(3)
Operating assets	(20,996)
Deposits	(7,156)
Bank deposits and other liabilities	(8,089)
Creditors repo transactions	3,410
Collateral sold or delivered as guarantee	7,959
Derivative (liabilities)	4,244
Subordinated debentures outstanding	(62)
Other operating liabilities	22,648
Funds provided by operating activities	(25,843)

Investing activities:
Acquisition of property, furniture and equipment	(892)
Intangible assets acquisitions	(1,292)
Funds used in investing activities	(2,184)

Financing activities:
Increase/decrease in cash and equivalents	(21,732)
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	46,590

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero from Mexican GAAP to IFRS for the six months to 30 June 2010 and an explanation of the key reconciling items.

30 Jun
Figures in MXN millions	2010

Grupo Financiero - Net Income Under Mexican GAAP	1,047

Differences arising from:

Valuation of pensions and post retirement healthcare benefits W	40
Acquisition costs relating to long-term investment contracts W	(20)
Deferral of fees received and paid on the origination of loans	27
Recognition and provisioning for loan impairments W	884
Purchase accounting adjustments W	(12)
Recognition of the present value in-force of long-term insurance contracts W	(9)
Tax criteria	338
Other W	(100)
HSBC México net income under IFRS	2,195
US dollar equivalent (millions)	173
Add back tax expense	637
HSBC México profit before tax under IFRS	2,832
US dollar equivalent (millions)	224
Exchange rate used for conversion	12.67

W Net of tax at 30 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Valuation of pensions and post retirement healthcare benefits

Mexican GAAP

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.

Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.

Actuarial gains and losses are recognised in stockholders equity as they arise.

Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts

Mexican GAAP

All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS

Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP

All fees received on loan origination are deferred and amortised over the life of the loan on a straight line basis. This policy was introduced from 1 January 2007, previous to this all fees were recognised up-front.

IFRS

Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP

Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS

Impairment losses on collectively assessed loans are calculated as follows:

•    When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

•    In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan's current carrying value.

Purchase accounting adjustments

Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP

The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS

A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 30 July, 2010